                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )


                                NetVantage, Inc.
                        ------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, par value $.001 per share
                --------------------------------------------------
                         (Title of Class of Securities)


                                   64120U104
                                 -------------------
                                 (CUSIP Number)


                              Andrew S. Paul, Esq.
                        c/o Tudor Investment Corporation
                         One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                 (212) 602-6700
             ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 4, 1996
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

---------------------
CUSIP NO. 64120U104
---------------------
------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Investment Corporation
     TIN: 22-2514825
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                [  ]
----------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
                      7    SOLE VOTING POWER
  NUMBER OF                0
    SHARES            ------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 222,600
    EACH              ------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           222,600
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                           222,600
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.6%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------

---------------------
CUSIP NO. 64120U104
---------------------
------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Paul Tudor Jones, II
     TIN:
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
--------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------
                      7    SOLE VOTING POWER
  NUMBER OF                0
    SHARES            ------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 240,000
    EACH              ------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           240,000
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                           240,000
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.1%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------

---------------------
CUSIP NO. 64120U104
---------------------
------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund Ltd.
     TIN:  n/a
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
----------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
                      7    SOLE VOTING POWER
  NUMBER OF                0
    SHARES            ------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 80,200
    EACH              ------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           80,200
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                           80,200
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.4%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------

---------------------
CUSIP NO. 64120U104
---------------------
------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund L.P.
     TIN: 13-3735415
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
----------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------
                      7    SOLE VOTING POWER
  NUMBER OF                0
    SHARES            ------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 35,900
    EACH              ------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           35,900
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                           35,900
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.1%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------

---------------------
CUSIP NO. 64120U104
---------------------
------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Arbitrage Partners L.P.
     TIN:  13-3496979
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
----------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------
                      7    SOLE VOTING POWER
  NUMBER OF                0
    SHARES            ------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 17,400
    EACH              ------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           17,400
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                           17,400
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.5%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------

---------------------
CUSIP NO. 64120U104
---------------------
------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Global Trading LLC
     TIN:  13-3862744
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
----------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------
                      7    SOLE VOTING POWER
  NUMBER OF                0
    SHARES            ------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 17,400
    EACH              ------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           17,400
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                           17,400
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.5%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
------------------------------------------------------------

---------------------
CUSIP NO. 64120U104
---------------------
------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor BVI Futures, Ltd.
     TIN: n/a
------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
------------------------------------------------------------
                      7    SOLE VOTING POWER
  NUMBER OF                0
    SHARES            ------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 89,400
    EACH              ------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           89,400
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                           89,400
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.7%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO

--------------------------------------------------------------------------------
CUSIP NO. 64120U104
---------------------
------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Upper Mill Capital Appreciation Fund Ltd.
     TIN: n/a
------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
----------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
                      7    SOLE VOTING POWER
  NUMBER OF                0
    SHARES            ------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
  OWNED BY                 17,100
    EACH              ------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH              ------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           17,100
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    17,100
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.5%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

          This Schedule 13D, dated October 11, 1996, filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), Tudor Global Trading LLC, a Delaware limited liability company ("TGT"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP"), Tudor BVI Futures, Ltd., a company organized under the laws of the British Virgin Islands ("Tudor BVI"), and The Upper Mill Capital Appreciation Fund Ltd., a company organized under the laws of the Cayman Islands ("Upper Mill", and collectively with TIC, Mr. Jones, TGT, Raptor Ltd., Raptor L.P., TAP, and Tudor BVI, the "Reporting Persons") relates to the Class A Common Stock, par value $.001 per share (the "Common Stock"), of NetVantage, Inc., a Delware corporation (the "Company") /*/ The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

          The Company's principal executive offices are located at 201 Continental Boulevard, Suite 201, El Segundo, CA 90245-4527.


Item 2.  Identity and Background.
         -----------------------

          The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT, Tudor BVI, and Upper Mill. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP, and TGT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, CT 06830. The business address of each of Raptor Ltd., Tudor BVI, and Upper Mill is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

          TIC is an international money management firm that engages in proprietary trading and provides investment advice to Raptor Ltd., Raptor L.P., Tudor BVI, and Upper Mill among others.



---------------------
/*/ For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

          Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

          Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, and Upper Mill is an investment fund which principally invests in debt, equity, derivative securities, and other financial instruments for the benefit of the holders of its partnership, stock, and other capital securities.

          TGT is the sole general partner of TAP and TIC is the sole general partner of Raptor L.P.

          The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd., Tudor BVI, and Upper Mill is set forth on Schedule I hereto and is incorporated by reference herein.

          During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

          On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alledged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          The shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, and Upper Mill were acquired in open market purchases for cash on the dates and for the prices set forth on Schedule II hereto. The sources of the funds used to purchase the shares of Common Stock by each of the Reporting Persons were (i) capital contributions to such Reporting Person, (ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons, and (iii) cash borrowed pursuant to margin loans with Morgan Stanley & Co. Incorporated, which are secured by all of the shares of Common Stock held by such Reporting Person.

Item 4.  Purpose of Transaction.
         ----------------------

          Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, and Upper Mill initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations, and prospects as well as other then existing or anticipated facts and circumstances including general economic, market, and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease his investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

          Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock since August 7, 1996.

          Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., Tudor BVI, and Upper Mill, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC, and indirectly owns a majority of the equity interests of TGT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TGT.

          Based on information provided by the Company that there were 3,372,000 shares of Common Stock issued and outstanding as of October 4, 1996, each Reporting Person beneficially owns (or, with respect to TIC, Mr. Jones, and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones, and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power,
(ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9, and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC, Mr. Jones, and TGT) has the power to remove TIC or TGT as its investment advisor or general partner, as the case may be. Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, and Upper Mill expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC, Mr. Jones, and TGT disclaims beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP, Tudor BVI, and Upper Mill.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to Securities
          of the Issuer
          -------------------------------------------

          Except as set forth in this Amendment, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

          (1)  Joint Filing Agreement

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated:  October 11, 1996


                            TUDOR INVESTMENT CORPORATION



                            By:  /s/ Andrew S. Paul
                                 -----------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                             /s/ Paul Tudor Jones, II
                            -------------------------
                            Paul Tudor Jones, II


                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:  /s/ Andrew S. Paul
                                     --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel


                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:  /s/ Andrew S. Paul
                                     --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:  /s/ Andrew S. Paul
                                     --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel


                            By: TUDOR GLOBAL TRADING LLC



                                By:  /s/ Andrew S. Paul
                                     ------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel


                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:  /s/ Andrew S. Paul
                                     ------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel


                            THE UPPER MILL CAPITAL APPRECIATION
                             FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Sub-Trading Advisor



                                By:  /s/ Andrew S. Paul
                                     ------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                                                            Schedule I

                       EXECUTIVE OFFICERS AND DIRECTORS
                           OF THE REPORTING PERSONS

I.  TIC

          The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States, and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                              Principal Occupation/
Name                          Business Address
----                          -----------------------------

Paul Tudor Jones, II/*/  Chairman of the Board of Directors, Chief
                         Executive Officer of TIC.


Mark F. Dalton           Director, President, and Chief
                         Operating Officer of TIC.

Patrick A. Keenan        Director, Vice President, and Chief
                         Financial Officer of TIC.

Mark A. Heffernan        Director of TIC.  Mr. Heffernan trades
Citizen of United        in securities and other financial instruments
Kingdom                  for Tudor Proprietary Trading L.L.C. and Tudor Capital
                         (U.K.), L.P., both of which are located at The Upper
                         Mill, Kingston Road, Ewell, Surrey KT17 2AF, England.

Andrew S. Paul           Director, Vice President, General
                         Counsel, and Corporate Secretary of TIC.

Richard L. Fisher        Director of TIC.  Mr. Fisher is Senior
                         Vice President of Dunavant Enterprises, Inc., 3797
                         Getwell Road, Memphis, TN  38118.




--------------------------
/*/See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

          The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as set forth below, (ii) the business address of such person is c/o Inter Caribbean Services Ltd., (iii) such person is a citizen of the country set forth below, and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                      Principal Occupation/
Name                                  Business Address
----                                  -------------------------------

Inter Caribbean Services Ltd.   Director of Raptor Ltd. The principal
Incorporated in British         place of business of Inter Caribbean
Virgin Islands                  Services Ltd. is c/o Curacao International Trust
                                Company N.V. ("CITCO"), Kaya Flamboyan 9,
                                Netherlands Antilles.

Bernard A. Loze                 Director of Raptor Ltd. Chairman and Chief
Citizen of France               Executive Officer of Loze et Associes, 43,
                                Avenue Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson                 Director of Raptor Ltd. Chairman of European
Citizen of France               Investment Managers, c/o Harney, Westwood &
                                Riegels, P.O. Box 71, Road Town, Tortola,
                                British Virgin Islands, which is a consulting and money management firm.

III.  TUDOR GLOBAL TRADING LLC

          The name and present principal occupation or employment of each executive officer of TGT is set forth below. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                                      Principal Occupation
----                                      -------------------------------------

Paul Tudor Jones, II/*/             Chairman of the Board of Directors, Chief
                                    Executive Officer of TIC.

Mark F. Dalton                      Director, President, and Chief
                                    Operating Officer of TIC.

Patrick A. Keenan                   Director, Vice President, and Chief
                                    Financial Officer of TIC.

Andrew S. Paul                      Director, Vice President, General
                                    Counsel, and Corporate Secretary of TIC.









-------------------------
/*/See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

IV.  TUDOR BVI

          The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                    Principal Occupation/
Name                                Business Address
----                                -------------------------------

Inter Caribbean Services Ltd. Director of Tudor BVI.  See information under
                              Raptor Ltd.

David P. d'Abrumenil          Director of Tudor BVI.
Citizen of United Kingdom     Chairman, Lionspring Enterprises Limited, 36 John
                              Street, London WC1N 2AT, England, which is a financial consulting firm.

Jean-Pierre Jacquemoud        Director of Tudor BVI. Attorney,
Citizen of Switzerland        Jacquemoud & Stanislas, 2, rue Bellow,
                              Geneva 1206, Switzerland.

Bernard A. Loze               Director of Tudor BVI.  See information
                              under Raptor Ltd.

Arpad A. Busson               Director of Tudor BVI.  See information
                              under Raptor Ltd.

V.  Upper Mill

          The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                    Principal Occupation/
Name                                Business Address
----                                -------------------------------

Inter Caribbean Services Ltd. Director of Upper Mill.  See information under
                              Raptor Ltd.

Jean-Pierre Jacquemoud        Director of Upper Mill.  See information
                              under Tudor BVI.

Anthony J. Stocks             Director of Upper Mill.  Managing Director of
Citizen of United Kingdom     Curacao International Trust Company N.V.

Ben H. Jansen                 Director of Upper Mill.  Managing Director of
Citizen of Netherlands        Curacao International Trust Company N.V.

                                                            Schedule II


                                TRANSACTIONS

      All shares of Common Stock were purchased or sold in open market transactions for cash.

Tudor BVI
---------

Date        Transaction    # Shares   $/Share
----        -----------    --------   ---------
9/10/96     Purchase         12,500   11.9688
9/11/96     Purchase          4,200   11.9375
9/12/96     Purchase          4,200   11.2348
9/13/96     Purchase          1,300   11.250
9/26/96     Purchase          3,900   12.750
9/27/96     Purchase          3,900   14.125
10/2/96     Purchase          6,500   14.7675
10/3/96     Purchase          7,800   14.9688
10/3/96     Purchase          2,700   14.9811
10/4/96     Purchase          1,400   15.500
10/4/96     Purchase          5,900   15.4583
10/4/96     Purchase          9,800   15.750
10/8/96     Purchase         12,500   15.9167
10/8/96     Purchase            800   16.000
10/9/96     Purchase          6,200   16.4167
10/9/96     Purchase            800   16.750
10/10/96    Purchase          5,000   15.625

    Total Common Stock beneficially owned as of
    the date this Schedule 13D:  89,400


Raptor L.P.
-----------

Date        Transaction    # Shares   $/Share
----        -----------    --------   ---------
9/10/96     Purchase          5,700   11.9688
9/11/96     Purchase          1,700   11.9375
9/12/96     Purchase          1,700   11.2348
9/13/96     Purchase            500   11.250
9/26/96     Purchase          1,600   12.750
9/27/96     Purchase          1,600   14.125
10/2/96     Purchase          2,600   14.7675
10/3/96     Purchase          3,100   14.9688
10/3/96     Purchase          1,100   14.9811
10/4/96     Purchase            600   15.500
10/4/96     Purchase          2,400   15.4583
10/4/96     Purchase          3,900   15.750
10/8/96     Purchase          5,000   15.9167
10/8/96     Purchase            300   16.000
10/9/96     Purchase          2,500   16.4167
10/9/96     Purchase            300   16.750
10/10/96    Purchase          2,000   15.625

    Total Common Stock beneficially owned as of
    the date of this Schedule 13D:  35,900



TAP
---

Date        Transaction    # Shares   $/Share
----        -----------    --------   ---------
 8/7/96     Purchase          3,300   10.500
 8/7/96     Purchase          3,300   10.420
9/10/96     Purchase          1,300   11.9688
9/11/96     Purchase            400   11.9375
9/12/96     Purchase            400   11.2348
9/13/96     Purchase            100   11.250
9/26/96     Purchase            600   12.750
9/27/96     Purchase            600   14.125
10/2/96     Purchase            700   14.7675
10/3/96     Purchase          1,100   14.9688
10/3/96     Purchase            300   14.9811
10/4/96     Purchase            200   15.500
10/4/96     Purchase            900   15.4583
10/4/96     Purchase          1,600   15.750
10/8/96     Purchase          1,300   15.9167
10/8/96     Purchase            100   16.000
10/9/96     Purchase            700   16.4167
10/9/96     Purchase            100   16.750
10/10/96    Purchase            500   15.625

    Total Common Stock beneficially owned as of
    the date of this Schedule 13D:  17,400


Raptor Ltd.
-----------

Date        Transaction    # Shares   $/Share
----        -----------    --------   ---------
9/10/96     Purchase         11,200   11.9688
9/11/96     Purchase          3,700   11.9375
9/12/96     Purchase          3,700   11.2348
9/13/96     Purchase          1,100   11.250
9/26/96     Purchase          3,500   12.750
9/27/96     Purchase          3,500   14.125
10/2/96     Purchase          5,900   14.7675
10/3/96     Purchase          7,000   14.9688
10/3/96     Purchase          2,500   14.9811
10/4/96     Purchase          1,300   15.500
10/4/96     Purchase          5,200   15.4583
10/4/96     Purchase          8,700   15.750
10/8/96     Purchase         11,200   15.9167
10/8/96     Purchase            800   16.000
10/9/96     Purchase          5,600   16.4167
10/9/96     Purchase            800   16.750
10/10/96    Purchase          4,500   15.625

    Total Common Stock beneficially owned as of
    the date of this Schedule 13D:  80,200

Upper Mill
----------


Date        Transaction    # Shares   $/Share
----        -----------    --------   ---------
 8/7/96     Purchase          6,700   10.500
 8/7/96     Purchase          6,700   10.420
9/26/96     Purchase            400   12.750
9/27/96     Purchase            400   14.125
10/3/96     Purchase          1,000   14.9688
10/4/96     Purchase            200   15.500
10/4/96     Purchase            600   15.4583
10/4/96     Purchase          1,100   15.750

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  17,100

                                                            EXHIBIT 1


                              JOINT FILING AGREEMENT


          Pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the Schedule 13D and any amendments thereto, relating to the Class A Common Stock, par value $.001 per share, of NetVantage, Inc., and the inclusion of this Joint Filing Agreement as an Exhibit to such Joint Filings. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

Dated:  October 11, 1996

                            TUDOR INVESTMENT CORPORATION



                            By:  /s/ Andrew S. Paul
                                 -------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                            /s/ Paul Tudor Jones, II
                            ------------------------
                            Paul Tudor Jones, II


                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:  /s/ Andrew S. Paul
                                     ------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:  /s/ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel


                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:  /s/ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel


                            By: TUDOR GLOBAL TRADING LLC



                                By:  /s/ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel


                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:  /s/ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            THE UPPER MILL CAPITAL APPRECIATION
                              FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Sub-Trading Advisor



                                By:  /s/ Andrew S. Paul
                                     ------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel